UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Nevro Corp.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

64157F103

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64157F103	13G	Page 2 of 9

Item 1(a).	Name of Issuer:

Nevro Corp. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1800 Bridge Parkway, Redwood City, California 94065.

Item 2(a).	Names of Persons Filing:

This statement is being filed by New Enterprise Associates 14 L.P. (“NEA 14”); NEA Partners 14, L.P. (“NEA Partners 14”), which is the sole general partner of NEA 14; NEA 14 GP, LTD (“NEA 14 GP”), which is the sole general partner of NEA Partners 14; and M. James Barrett (“Barrett”), Peter J. Barris (“Barris”), Forest Baskett (“Baskett”), Anthony A. Florence, Jr. (“Florence”), Patrick J. Kerins (“Kerins”), Krishna S. Kolluri (“Kolluri”), David M. Mott (“Mott”), Scott D. Sandell (“Sandell”), Peter W. Sonsini (“Sonsini”), Ravi Viswanathan (“Viswanathan”) and Harry R. Weller (“Weller”) (collectively, the “Directors”) and Ryan D. Drant (“Drant”).  The Directors are the individual directors of NEA 14 GP.  The persons in this Item 2(a) are sometimes referred to collectively herein as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of NEA 14, NEA Partners 14 and NEA 14 GP is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.  The address of the principal business office of Baskett, Kolluri, Sandell, Sonsini and Viswanathan is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025.  The address of the principal business office of Barrett, Barris, Florence, Kerins, Mott and Weller is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815.

Item 2(c).	Citizenship:

Each of NEA 14 and NEA Partners 14 is a Cayman Islands exempted limited partnership.  NEA 14 GP is a Cayman Islands exempted company.  Each of the Directors is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $.001 par value (“Common Stock”).

Item 2(e).	CUSIP Number:

64157F103.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 64157F103	13G	Page 3 of 9

Item 4.	Ownership.

Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

Each Reporting Person has ceased to beneficially own five percent (5%) or more of the Issuer’s outstanding Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable. The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d–1(c).

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13G.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 64157F103	13G	Page 4 of 9

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:       February 1, 2016

NEW ENTERPRISE ASSOCIATES 14, L.P.

By:	NEA PARTNERS 14, L.P.
General Partner

By:	NEA 14 GP, LTD
General Partner

By:                 *
Peter J. Barris
Director

NEA PARTNERS 14, L.P.

By:	NEA 14 GP, LTD
General Partner

By:                  *
                Peter J. Barris
 Director

NEA 14 GP, LTD

By:                  *
 Peter J. Barris
 Director

* Michael James Barrett

* Peter J. Barris

* Forest Baskett

* Ryan D. Drant

CUSIP No. 64157F103	13G	Page 5 of 9

* Anthony A. Florence, Jr.

* Patrick J. Kerins

* Krishna S. Kolluri

* David M. Mott

* Scott D. Sandell

* Peter W. Sonsini

* Ravi Viswanathan

* Harry R. Weller

*By: /s/ Louis S. Citron Louis S. Citron As attorney-in-fact

This Amendment No. 1 to Schedule 13G was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 64157F103	13G	Page 6 of 9

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Nevro Corp.

EXECUTED this 1st day of February, 2016

NEW ENTERPRISE ASSOCIATES 14, L.P.

By:	NEA PARTNERS 14, L.P.
General Partner

By:	NEA 14 GP, LTD
General Partner

By:                 *
Peter J. Barris
Director

NEA PARTNERS 14, L.P.

By:	NEA 14 GP, LTD
General Partner

By:                  *
                Peter J. Barris
 Director

NEA 14 GP, LTD

By:                  *
 Peter J. Barris
 Director

* Michael James Barrett

* Peter J. Barris

* Forest Baskett

CUSIP No. 64157F103	13G	Page 7 of 9

* Ryan D. Drant

* Anthony A. Florence, Jr.

* Patrick J. Kerins

* Krishna S. Kolluri

* David M. Mott

* Scott D. Sandell

* Peter W. Sonsini

* Ravi Viswanathan

* Harry R. Weller

*By: /s/ Louis S. Citron Louis S. Citron As attorney-in-fact

This Agreement was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 64157F103	13G	Page 8 of 9

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 1st day of August, 2013.

/s/ M. James Barrett
M. James Barrett

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Rohini Chakravarthy
Rohini Chakravarthy

/s/ Patrick Chung
Patrick Chung

/s/ Ryan Drant
Ryan Drant

/s/ Anthony A. Florence
Anthony A. Florence

/s/ Robert Garland
Robert Garland

/s/ Paul Hsiao
Paul Hsiao

CUSIP No. 64157F103	13G	Page 9 of 9

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ Suzanne King
Suzanne King

/s/ Krishna S. Kolluri
Krishna S. Kolluri

/s/ C. Richard Kramlich
C. Richard Kramlich

/s/ Edward Mathers
Edward Mathers

/s/ David M. Mott
David M. Mott

/s/ John M. Nehra
John M. Nehra

/s/ Charles W. Newhall III
Charles W. Newhall III

/s/ Jason R. Nunn
Jason R. Nunn

/s/ Jon Sakoda
Jon Sakoda

/s/ Scott D. Sandell
Scott D. Sandell

/s/ Peter W. Sonsini
Peter W. Sonsini

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Ravi Viswanathan
Ravi Viswanathan

/s/ Paul E. Walker
Paul E. Walker

/s/ Harry Weller
Harry Weller